Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

						6 months
						ended
	Year ended December 31,					June 30,
	2006	2007	2008	2009	2010	2011
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(13,464)	$(7,149)	$(5,324)	$1,758	$(7,497)	$(753)
Interest expense, net of amortization of premium/discount	29,353	26,957	25,229	24,585	22,179	9,460
Amortization of deferred financing fees	1,114	1,036	992	1,047	1,276	570
Distributed income of equity investees	787	364	277	393	388	194
Total earnings	$17,790	$21,208	$21,174	$27,783	$16,346	$9,471
Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$29,353	$26,957	$25,229	$24,585	$22,179	9,460
Capitalized interest	-	58	453	554	13	98
Amortization of deferred fees	1,114	1,036	992	1,047	1,276	570
Total fixed charges	$30,467	$28,051	$26,674	$26,186	$23,468	$10,128
Consolidated ratio of earnings to fixed charges (1)	-	-	-	1.1	-	-

(1) For the years ended December 31, 2006, 2007, 2008 , 2010 and the six months ended June 30, 2011 fixed charges exceeded earnings by $12.7 million, $6.8 million, $5.5 million, $7.1 million and $0.7 million, respectively.

(2) As of December 31, 2010 and June 30, 2011, the Trust accrued $3.0 million according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.